LIFE SCIENCES RESEARCH, INC. 401 Hackensack Avenue, Hackensack, NJ 07601 Phone: 201-525-1819 Fax: 201-525-1331

March 21, 2007

VIA EDGAR AND FEDERAL EXPRESS

Frank Wyman

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, DC 20549

Re:	Life Sciences Research, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 16, 2006
Form 10-Q for Quarterly Period ended June 30, 2006
File No. 001-32615

Dear Mr. Wyman:

Reference is made to the Staff’s comments set forth in the letter dated February 22, 2007 (the “Comment Letter”) to Andrew Baker, the Chairman and CEO of Life Sciences Research, Inc. (“LSR” or the “Company”). In this letter, references to “we”, “us” and “our” refer to the Company. Please find our response below.

Form 10-Q for quarterly period ended June 30, 2006

Notes to the Condensed Consolidated Financial Statements

6. Cumulative Effect of Accounting Change

1.

Please refer to prior comment three. We continue to have difficulty in understanding the technical basis for your calculation of the $20,656 “cumulative effect of accounting change.” Please provide supplementally a summary of your accounting for the deconsolidation and related sale/leaseback transactions. In particular, explain each amount under the heading, “net reversal of Alconbury activity,” and the caption, “impact on remaining consolidated income statement,” indicating the purpose for each adjustment and accounting period to which it relates. Provide us a revised Note 6 in disclosure-type format that clearly describes the accounting implicit in your reversal of the “June 14, 2005 through June 29, 2006 activity of Alconbury.”

RESPONSE:

Summary of the Accounting for the Deconsolidation

The following is a supplemental summary of our accounting for the deconsolidation of Alconbury and related sale-leaseback transaction. We have provided an alternate presentation than that previously provided by the Company in an effort to clarify your questions:

Deconsolidation

The "cumulative effect of accounting change" represents the loss on deconsolidation of Alconbury and consists of the following three components: 1) removal of all of the non-inter-company assets and liabilities of Alconbury that had been consolidated with the accounts of the Company prior to deconsolidation, 2) the removal of "elimination" entries that were necessary prior to the deconsolidation of Alconbury to account for inter-company account balances and transactions between Alconbury and the Company and 3) the deferred income tax benefit on the sale of UK properties under the sale-leaseback. The following table reconciles the "cumulative effect of accounting change" at June 30, 2006:

1)	The assets and liabilities of Alconbury removed from the consolidation consists of the following:

(000's)

Cash	$ 1,436
Deferred charges	713
Accrued mortgage interest payable	(767)
Mortgage loans payable	(30,000)

Net assets (liabilities) of Alconbury	(28,618)

2)	The removal of elimination entries that were necessary prior to the deconsolidation of Alconbury:

Net book value of property and equipment prior to sale-leaseback	$ 80,515
Net book value of property and equipment for property under capital leases	(22,750)
Accumulated depreciation on properties sold, net	(2,725)
Deferred gain on sale-leaseback transaction, net of amortization of $336	9,267
Capital lease obligations relating to sale-leaseback	22,750
Rents received in advance from Alconbury	(1,056)

Advances to Alconbury for sale-leaseback costs, net	(2,656)
Accrued interest receivable from Alconbury	(628)
Note receivable from Alconbury relating to sale-leaseback	(10,000)
Translation gains included in accumulated comprehensive loss - inter-company	(1,225)

Total Removal of previously required "Elimination" entries	$ 71,492

3) Deferred income tax benefit	$(22,218)

Cumulative effect of accounting change -

Loss on deconsolidation of variable interest entity	$20,656

Explanation of "Net Reversal of Alconbury Activity"

As described in our February 7, 2007 letter to you, we would like to reiterate and clarify that the results of operations of Alconbury have been included in the Company's consolidated financial statements from Alconbury’s inception through June 29, 2006. The Company has not eliminated any of Alconbury's operations previously consolidated. The table describing the effects of the deconsolidation in the June 30, 2006 financial statements labeled "Reversal of Alconbury Activity" merely attempts to disclose the financial results of operations of Alconbury on a "stand alone" basis and its inherent impact on the net assets of Alconbury at the date of deconsolidation. The stand alone operations of Alconbury from its inception (June 14, 2005) through June 29, 2006 consisted of the following:

•	Rental income earned by Alconbury of $5,128 on its lease with the Company
•

Discount on inter-company note of $2,376 relates to APB 21 accounting for below market interest rate on advances by the Company to Alconbury relating to Alconbury's loan closing costs, as discussed further below

•	Interest income of $23 is interest on Alconbury's bank account
•	Interest expense on third party loan of $4,806 represents mortgage interest expense on Alconbury's mortgage note payable to its third party lender
•	Interest expense on inter-company loan of $628 represents interest on the $10 million seller financing that the Company provided to Alconbury
•	Interest expense - amortization of discount on inter-company note of $360 represents APB 21 accounting relating to the discount on the inter-company note that Alconbury owes the Company
•	Amortization of loan closing costs of $4,624 represents primarily professional fees and other closing costs associated with Alconbury obtaining its mortgage loan
•	General and administrative expenses of $134 are Alconbury's expenses for miscellaneous expenses of operations

Explanation of "Impact on Remaining Consolidated Income Statement"

These items were eliminated in consolidating the Company with Alconbury in the consolidated financial statements prior to the deconsolidation of Alconbury.

•

Amortization of gain on sale of assets to Alconbury of $336 relates to the "deferred gain" on sale of the US assets under capital lease that would have been recorded by the Company on its consolidated financial statements had Alconbury not been consolidated during the period from Alconbury's inception to date of deconsolidation.

•

Reversal of depreciation recorded on assets sold to Alconbury of $3,418 is the depreciation expense, net of translation adjustments, that would have been recorded by the Company on its consolidated financial statements had Alconbury not been consolidated during the period from Alconbury's inception to date of deconsolidation.

•

Loss on sale of assets to Alconbury of $48,869 is the loss that would have been recorded by the Company on its consolidated financial statements had Alconbury not been consolidated during the period from Alconbury's inception to date of deconsolidation.

•

Depreciation on capitalized assets of $784 is the depreciation on the Company's assets under capital lease from Alconbury that would have been recorded by the Company on its consolidated financial statements had Alconbury not been consolidated during the period from Alconbury's inception to date of deconsolidation.

Sale-Leaseback Transaction

The sale-leaseback transaction occurred on June 14, 2005; however, since the Company sold the assets in a sale-leaseback transaction to an entity (Alconbury) that it was previously required to consolidate under FIN #46, the accounting provided for under FASB # 13 and FAS # 98 was not required until Alconbury was deconsolidated. On June 29, 2006 Alconbury was deconsolidated and the FASB #98 and FASB # 13 accounting principles were followed by the Company in recording the transaction.

The Company considered the following criteria in accounting for the Alconbury sale-leaseback transaction under generally accepted accounting principles:

CRITERIA FOR SALE-LEASEBACK ACCOUNTING

FAS 98 lists the criteria needed to use sale-leaseback accounting:

1.	Normal leaseback
2.	Payment terms and provisions that adequately demonstrate the buyer-lessor's initial and continuing investment in the property.
3.	Payment terms and provisions that transfer all of the other risks and rewards of ownership as demonstrated by the absence of any other involvement by the seller-lessee.

Continuing Involvement

The seller-lessee must transfer all of the risks and rewards of ownership to the buyer-lessor. There are many examples listed in FAS 66 but two common examples listed are as follows:

1.	The seller-lessee has an obligation or an option to repurchase the property or the buyer-lessor can compel the seller-lessee to repurchase the property.
2.	The seller-lessee guarantees the buyer-lessor's investment or a return on that investment for a limited or extended period of time.

Other examples include the seller-lessee providing nonrecourse financing to the buyer-lessor, the seller-lessee is not relieved of its obligations under any existing debt related to the property and the seller-lessee is required to pay at the end of the lease term for a decline in the fair market value of the property (as defined).

The Company qualified under this provision. All of the risks and rewards of ownership were transferred to Alconbury nor were there any other circumstances present as described above.

Terms of the Transaction

The terms of the transaction should be similar to what an independent third-party lessor or lessee would accept. Terms that are substantially different could lead to a violation of the continuing involvement provisions. For example, a sales price below the appraised fair market value could be construed to be nonrecourse financing to be repaid through below-market rental rates.

The Company qualified under this provision. The Company received independent third-party appraisals for the values of the various properties which total approximately $40 million.

Buyer's Investment

The Buyer's investment has to be "adequate" in its initial and continuing investment in the property.

Alconbury paid approximately 75% of the sales value in cash at the closing. The minimum percentage per FAS 66 "Accounting for Sales of Real Estate" for the category 'Office and industrial buildings - properties subject to lease on a long-term lease basis to parties with satisfactory credit, etc." is 10%. That 75% payment was more than adequate to demonstrate its commitment for its initial investment

As the transaction met all of the criteria as described above, the Company recorded the transaction as a sale-leaseback.

CRITERIA FOR A CAPITALIZED LEASE

In addition, the Company analyzed the way it should account for the leases of the properties, as either operating or capital leases, and utilized the following methodology under generally accepted accounting standards:

Leases are capitalized if they meet any of the following requirements:

1.	Ownership of the property is transferred by the end of the lease term.

2.	The lease contains a bargain purchase option.
3.	The lease term is substantially (75% or more) equal to the estimated useful life of the leased property.
4.	At lease inception, the present value of the minimum lease payments is 90% or more of the fair value of the leased property.

Leases involving land and buildings may be categorized as follows:

1.	Leases that meet criterion (1) or (2).
2.	Leases in which the fair value of the land is less than 25% of the total fair value of the property at lease inception.
3.	Leases in which the fair value of the land is more than 25% of the total fair value of the property at lease inception.

The accounting treatment by the seller-lessee would be as follows:

1.	Leases that meet criterion (1) or (2) - Does not apply to the Company.
2.

FMV of land is less than 25% of total value - When applying criteria (3) or (4), the land and buildings are accounted for as a single capitalized asset and amortized in accordance with regular depreciation policies.

3.

FMV of land is greater than 25% of total value - When applying criteria (3) or (4), the land and buildings are considered separately. The buildings portion is accounted for as a capital lease and the building under capital lease is depreciated in accordance with the Company's regular depreciation policies. The land is accounted for separately as an operating lease.

The value of the land being leased in the US is less than 25% of the total value of the property leased in the US. As such, the value of the land and building was treated as one capital lease and is being amortized over a period of thirty (30) years.

The value of the land being leased in the UK is greater than 25% of the total value of the property leased in the UK. As such, the value of the land is accounted for separately as an operating lease and the building portion has been accounted for separately as a capital lease and the building under capital lease is depreciated in accordance with the Company's regular depreciation policies.

RECOGNITION OF GAINS AND LOSSES

Losses

According to generally accepted accounting principles, losses are recognized in the period incurred for sale-leasebacks.

Gains

Although the Company is not leasing all of the land it "sold", it is considered as renting substantially all of the property as the present value of the lease payments for the land it is leasing and the buildings is at least 90% of the fair value of the property. No profit was recognized at the time of the sale-leaseback. The deferred gain is recognized straight-line over the term of the lease as a credit to rent for the portion of the leaseback accounted for an operating lease and as a credit to depreciation expense for the portion of the leaseback considered to be under a capital lease.

Sale of UK Properties

The UK properties were sold at a loss of approximately $48.9 million in 2005. The loss was eliminated in consolidation with Alconbury. After deconsolidation, the UK properties no longer appeared on the Company's balance sheet.

Sale of US Property

The US property was sold for a gain of approximately $9.6 million in 2005. The gain was eliminated in consolidation with Alconbury. After deconsolidation, the US property no longer appeared on the Company's balance sheet, and the Company now reports the unamortized portion of the Deferred Gain on its balance sheet. The deferred gain is amortized over the term of the lease (30 years) as a reduction to depreciation expense as the leaseback is treated as a capitalized lease.

Set forth below is a revised Note 6 in disclosure-type format that describes the accounting implicit in our reversal of the June 14, 2005 through June 29, 2006 activity of Alconbury:

6 - LOSS ON DECONSOLIDATION OF VARIABLE INTEREST ENTITY

As described in Note 1, and in compliance with FIN 46R, the Company has included the operating results and accounts of Alconbury in its Condensed Consolidated Financial Statements since the inception of Alconbury on June 14, 2005, based on the Company being the primary beneficiary of Alconbury. On June 29, 2006 the Company determined that it was no longer the primary beneficiary of Alconbury, and therefore was required to deconsolidate Alconbury's assets and liabilities from the Company's Condensed Consolidated Balance Sheet as of that date. The effect of removing Alconbury can be summarized as follows:

•	The assets and liabilities of Alconbury removed from the Condensed Consolidated Balance Sheet consists of the following:

(000's)

Cash	$ 1,436
Deferred charges	713
Accrued mortgage interest payable	(767)
Mortgage loans payable	(30,000)

Net assets (liabilities) of Alconbury	(28,618)

•

Since Alconbury is now deconsolidated, the Company will also no longer be eliminating certain inter-company transactions and balances relating to its dealings with Alconbury and affecting the Condensed Consolidated Balance Sheet, as follows:

Net book value of property and equipment prior to sale-leaseback	$ 80,515
Net book value of property and equipment for property under capital leases	(22,750)
Accumulated depreciation on properties sold, net	(2,725)
Deferred gain on sale-leaseback transaction, net of amortization of $336	8,907
Capital lease obligations relating to sale-leaseback	22,750
Rents received in advance from Alconbury	(1,056)
Advances to Alconbury for sale-leaseback costs, net	(2,656)
Accrued interest receivable from Alconbury	(628)
Note receivable from Alconbury relating to sale-leaseback	(10,000)
Accumulated comprehensive loss - translation gain	(1,225)

Total Removal of previously required "Elimination" entries	$ 71,492

•

The income tax effects relating to the removal of the assets and liabilities of Alconbury and the reinstatement of certain Company assets and liabilities previously eliminated in consolidation with Alconbury yields a deferred income tax benefit as follows:

Deferred income tax benefit	$ (22,218)

•	The net effect after taxes of the foregoing items has been to record a loss on deconsolidation, reported as a "cumulative effect of accounting change"

during the quarter ended June 30, 2006 as follows:

Cumulative effect of accounting change - Loss on deconsolidation of variable interest entity	$ 20,656

2.	Please provide in disclosure-type format a revised financial statement presentation as required by paragraph 13 of SFAS 13 and the related disclosure as required by paragraph 16 of SFAS 13.

RESPONSE:

Please find below in disclosure type format a revised financial statement presentation as required by paragraph 13 of SFAS 13 and the related disclosure as required by paragraph 16 of SFAS 13.

LEASE COMMITMENTS

The following is an analysis of leased property under capital leases by major categories:

	June 30,	December 31,
	2006	2005
	$000	$000
Alconbury leases	22,750	-
Plant and equipment	1,831	1,995

	24,581	1,995
Less: Accumulated amortization	(1,087)	(246)

	23,494	1,749

Minimum future lease payments under capital and operating leases as of June 30, 2006 for each of the next five years and in the aggregate are:

	Total	6 months 2006	2007	2008	2009	2010	2011	2012 and thereafter
	$000	$000	$000	$000	$000	$000	$000	$000
Capital leases	1,447	329	659	459	-	-	-	-
Alconbury leases	237,302	2,564	5,281	5,440	5,603	5,771	5,944	206,699
Operating leases	3,389	800	1,404	706	377	78	24	-

	242,138	3,693	7,344	6,605	5,980	5,849	5,968	206,699

Capital lease payments are as follows:

	Capital leases	Alconbury leases	Total
	$000	$000	$000
Total payments due	1,447	237,302	238,749
Less: amounts representing interest	(181)	(237,302)	(237,483)

Present value of net minimum lease payments	1,266	-	1,266

Operating lease expenses were as follows:

	Six months ended June 30,	Year ended December 31,
	2006	2005
	$000	$000
Plant and equipment	703	441
Other operating leases	97	418

*       ****

Please do not hesitate to get in touch with me at 201-525-1819 should you have any questions or require additional information.

Sincerely,

Richard A. Michaelson
Chief Financial Officer

cc:	Andrew Baker – Chairman and Chief Executive Officer
Mark Bibi – General Counsel and Corporate Secretary
Hugh Scott, P.C. – Independent Auditors